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                        [Letterhead of Rutan & Tucker, LLP]

LARRY A. CERUTTI
Direct Dial: (714) 641-3450
E-mail: lcerutti@rutan.com        November 30, 2005


VIA FEDEX AND
-------------
EDGAR CORRESPONDENCE
--------------------

Jennifer Hardy, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: Pacific Ethanol, Inc.
         Amendment No. 2 to Registration Statement on Form S-1
         Filed on November 22, 2005
         File No. 333-127714
         -----------------------------------------------------

Dear Ms. Hardy:

     This letter responds to the comments of your letter dated November 28, 2005 relating to Pacific Ethanol, Inc. (the "Company"), a copy of which letter is enclosed for your convenience.

     The enclosed clean and marked-to-show-changes copies of Amendment No. 3 to the Company's Registration Statement on Form S-1, Reg. No. 333-127714 (the "Registration Statement") contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter of November 28, 2005, together with the Company's responses in regular font immediately following each reproduced comment. The Company's responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of November 28, 2005. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked versions of the documents enclosed herewith.

Prospectus Summary, page 2
--------------------------

1. INCLUDE A RECENT DEVELOPMENTS SECTION DESCRIBING THE CASCADE TRANSACTION AND THE POTENTIAL EFFECT TO THE COMMON STOCK SHAREHOLDERS. INCLUDE A DISCUSSION OF THE PROTECTIVE, DIVIDEND AND VOTING RIGHTS OF THE PREFERRED SHAREHOLDERS AND THE POTENTIAL CHANGES TO YOUR BOARD.



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Jennifer Hardy, Esq.
November 30, 2005
Page 2


     Additional disclosure has been added commencing on page 3 of the Registration Statement to add a Recent Developments section describing the Cascade transaction and the potential effects on the common stockholders. Also included is a discussion of the protective, dividend and voting rights of the preferred stockholders and the potential changes to the Company's board of directors.

Risk Factors, page 9
--------------------

We have entered into an agreement for an $84 million . . . , page 16
--------------------------------------------------------------------

2. WE NOTE THE DISPARITY BETWEEN THE REGISTRANT'S QUOTED STOCK PRICE AND THE CONVERSION PRICE OF THE REFERENCED PREFERRED STOCK. PLEASE EXPAND THIS RISK FACTOR TO DISCUSS THE EXPECTED IMPACT OF THIS TRANSACTION ON THE REGISTRANT'S FUTURE EPS. IT APPEARS THAT THE IMPACT WILL BE MATERIAL IN THE PERIOD OF ISSUANCE. SEE THE GUIDANCE IN EITF 98-5 AND EITF 00-27.

     Additional disclosure has been added on page 16 of the Registration Statement to discuss the expected impact of this transaction on the Company's future earnings per share as it relates to dilution. Please note that the Company is unable to quantify the reduction in income available to common stockholders that may result from the application of the guidance provided by EITF 98-5 and EITF 00-27. The amount of any such reduction will depend on the fair market value of the Company's common stock at the time of the closing of the purchase and sale of the Series A Preferred Stock and will be based on the $8 per common share effective purchase price of the Series A Preferred Stock (on an as-converted basis). The Company has, however, included disclosure to discuss this reduction generally.

3. PLEASE DISCLOSE THE EFFECT OF THE ISSUANCE OF THE PREFERRED STOCK TO THE EXISTING COMMON STOCK SHAREHOLDERS. DISCUSS, FOR EXAMPLE:

     o    THE DILUTIVE IMPACT RELATED TO THE CONVERSION RIGHTS;
     o    THAT THE PREFERRED STOCK IS CONVERTIBLE AT ANY TIME BY THE HOLDER;
     o THAT THE PREFERRED STOCK RANKS SENIOR IN LIQUIDATION AND DIVIDEND PREFERENCES TO THE COMMON STOCK;
     o THAT THE PREFERRED SHAREHOLDERS ARE ENTITLED TO VOTE ON AN AS-CONVERTED BASIS AND DISCLOSE WHETHER THE PREFERRED SHAREHOLDERS WILL HAVE VOTING RIGHTS AT A HIGHER RATE THAN THE COMMON STOCK SHAREHOLDERS;
     o    THE PROTECTIVE PROVISIONS; AND
     o    ANY POTENTIAL CHANGE OF CONTROL.



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Jennifer Hardy, Esq.
November 30, 2005
Page 3


     PLEASE ALSO REVISE YOUR PROXY STATEMENT TO INCLUDE THIS DISCLOSURE.

     Additional disclosure has been added on page 16 of the Registration Statement to discuss the effects on the Company's common stockholders of the issuance of the Series A Preferred Stock.

     In addition, the Company has revised its proxy statement to include conforming disclosure.

Selling Security Holders, page 84
---------------------------------

4. WE NOTE YOUR DISCLOSURE REGARDING CAGAN-MCAFEE. SUPPLEMENTALLY, PLEASE TELL US ABOUT THE SETTLEMENT AGREEMENT, DATED NOVEMBER 1, 2005, AMONG THE COMPANY, CAGAN-MCAFEE CAPITAL PARTNERS, LLC AND CHADBOURN SECURITIES, INC.

     The Settlement Agreement and Release (the "Settlement Agreement") dated November 1, 2005 among the Company ("PEI"), Cagan-McAfee Capital Partners, LLC ("CMCP") and Chadbourn Securities, Inc. ("Chadbourn") relates to a dispute over fees allegedly earned by CMCP and Chadbourn in connection with the Cascade transaction. The factual recitals to the Settlement Agreement are as follows:

          "A. PEI and CMCP are parties to that certain letter agreement dated April 14, 2004 relating to certain financial advisory services to be performed by CMCP and Chadbourn on behalf of PEI (the "Advisory Agreement").

          B. Although Chadbourn is not a signatory to the Advisory Agreement, Chadbourn is an intended third-party beneficiary of the Advisory Agreement.

          C. PEI is engaged in discussions with Cascade Investment, L.L.C. ("Cascade") regarding a potential investment by Cascade in PEI (the "Cascade Investment").

          D. Differences have arisen between PEI on the one hand, and CMCP and Chadbourn on the other, as to what fees, if any, PEI would owe CMCP and/or Chadbourn under the Advisory Agreement should Cascade complete the Cascade Investment.

          E. PEI on the one hand, and CMCP and Chadbourn on the other, wish to settle all differences between them which arise out of or which in any way are connected with or related to fees payable under the Advisory Agreement.



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Jennifer Hardy, Esq.
November 30, 2005
Page 4


          F. Without acknowledging the validity of PEI's, CMCP's or Chadbourn's differences, and in order for PEI on the one hand, and CMCP and Chadbourn on the other, to settle all differences between them related to fees payable under the Advisory Agreement, and in consideration of the mutual covenants, agreements and promises set forth in this Agreement, and other good and valuable consideration, each party to this Agreement agrees as follows: . . ."

          Pursuant to the terms of the Settlement Agreement, the Company paid CMCP $150,000 on November 1, 2005 and agreed to pay the amount of $960,000 within five business days of the closing of the Cascade transaction. If the Cascade transaction does not close by March 31, 2006, then the Advisory Agreement will be reinstated.

5. WE NOTE YOUR REVISED DISCLOSURE THAT EACH OF THE SELLING SHAREHOLDERS "HAS REPRESENTED TO THAT IT IS NOT ACTING AS AN UNDERWRITER IN THIS OFFERING." PLEASE REVISE HERE TO CLARIFY THAT NOTWITHSTANDING THIS REPRESENTATION, CERTAIN SELLING SHAREHOLDERS MAY BE DEEMED TO BE UNDERWRITERS.

     Additional disclosure has been added on page 74 of the Registration Statement to clarify that, notwithstanding the fact that each of the selling security holders has represented to the Company that it is not acting as an underwriter in the offering, certain selling security holders may be deemed underwriters with respect to their respective shares of common stock offered for resale under the Registration Statement.

Description of Preferred Stock, page 96
---------------------------------------

6.   PLEASE DESCRIBE THE TERMS OF THE SERIES A PREFERRED STOCK IN GREATER
     DETAIL.

     Additional disclosure has been added commencing on page 91 of the Registration Statement to describe the terms of the Series A Preferred Stock in greater detail.

     We trust that the foregoing is responsive to your comments in your letter of comments dated November 28, 2005. If you have any questions, please call me at (714) 641-3450 or my associate John T. Bradley, Esq. at (714) 662-4659.



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Jennifer Hardy, Esq.
November 30, 2005
Page 5


                                                Sincerely yours,

                                                RUTAN & TUCKER, LLP

                                                /s/ LARRY A. CERUTTI

                                                Larry A. Cerutti

LAC:jtb
cc:  Brigitte Lippmann, Esq. (w/encl.)
     Neil M. Koehler (w/encl.)
     Ryan W. Turner (w/encl.)
     William G. Langley (w/encl.)